Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

AT&T Acquisition Background for Sales Teams
Updated 6/8/05

Key Points for Employees

•                  As the merger process progresses, we must remain focused on service quality and meeting our customers’ needs.

•                  SBC is committed to helping you be successful during this time of transition.

•                  We will be providing regular updates on merger issues – and working to address customer questions – via the special merger section on Sales One.

•                  It is absolutely critical that all employees follow the merger communication guidelines when speaking with customers, prospective customers, vendors, employees or any other audience.  Failure to do so may jeopardize the merger approval and result in disciplinary action.

SBC Pre-Closing Merger Do’s & Don’ts

The following guidance is provided for all SBC employees with respect to interaction with AT&T prior to the closing of the proposed merger between our companies.

The federal antitrust laws have two requirements that govern the relationship between merging parties during the period prior to merger closing. First, SBC and AT&T remain two independent and separate companies with our own business plans, objectives and decision-making process. Thus, pre-closing, SBC should not seek to control AT&T’s business. Second, SBC and AT&T remain actual and potential competitors. Accordingly, you may not discuss or enter into any anticompetitive “agreement” with respect to commercially sensitive topics such as price and marketing plans. The following “do’s” and “don’ts” are intended to provide general guidance to SBC employees to ensure compliance with these requirements. More detailed instructions and guidelines will be provided to your upper management in the near future.

•                  Do continue to operate as a separate business at arm’s length from AT&T.

•                  Do continue to make independent decisions in the best interest of SBC and its shareholders.

•                  Do continue to compete with AT&T in any and all business activities in which we have been competitors before the merger was announced.

•                  Do feel free to take into account on behalf of SBC alone, where appropriate, the different and broader business interests SBC may have once this transaction is approved and closed.

•                  Do continue to deal with AT&T as a potential supplier, customer or teammate, but only in the ordinary course of business as you would before the merger was announced and as you do with other independent companies.

•                  Do participate in approved and supervised planning activities but only if you are on a designated planning team pursuant to legal protocols that are being established for that process.

•                  Don’t seek to influence or control AT&T’s business behavior prior to closing, and be sensitive to even creating that appearance.

•                  Don’t discuss or agree with AT&T on competitive issues like pricing, discounts, marketing strategies or other competitively sensitive topics.

•                  Don’t share competitively sensitive business information with AT&T.

•                  Don’t share any documents or databases with AT&T employees or seek to obtain any from AT&T without the prior approval of SBC’s Legal Department.

•                  Don’t contact AT&T employees outside the ordinary course of business unless such contacts are approved in advance by your senior officer reporting directly to the Chairman and the SBC Legal Department.

If you have any questions or doubts about any activity relating to dealings with AT&T or the merger transaction itself, please consult with the SBC Legal Department in advance. All public information related to the acquisition is available at the following Web site:  http://sbc.merger-news.com/.  We should encourage customers to visit this site for all available details and merger approval updates.

New Q&A for Sales Employees Added 6/7/05

Q:                                  I have experience and skills that I believe would be helpful for merger integration planning.  Who can I talk to about joining a merger integration/planning team?

A:                                   It is important to note that our top priority is to ensure that our current business operations are not impacted by the merger planning process.  Moreover, until the merger receives the requisite legal and regulatory approvals, our merger integration planning will be very preliminary.  For that reason, we are purposefully keeping our merger planning teams small.  Anyone interested in exploring a potential role on our merger integration and planning teams should start by talking with their manager.  If the current merger integration planning teams need to be expanded at some point in the process, the existing merger integration planning team leads would reach out to the executive management team responsible for the areas of the business where the team might need additional assistance.  At that point in time, any requests to join the merger teams will be evaluated on both relevant experience and potential impact to our current business.

New Q&A for Sales Employees Added 5/31/05

Q:                                  We have a strategic business agreement with BT related to our conferencing offerings, yet BT has come out in opposition to the merger.  Should I continue to promote these conferencing services?

A:                                   Our first priority will always be to best meet our customers’ needs.  Our strategic relationship with BT as it relates to conferencing remains unchanged, so we should not hesitate to recommend these conferencing services.

New Q&A for Sales Employees Added 3/22/05

Q:                                  Former SBC Board of Directors member Carlos Slim is now a major MCI stockholder.  What is SBC doing to ensure that Mr. Slim keeps SBC strategies, etc. to himself?

A:                                   Mr. Slim is an investor in MCI, just like any other stockholder.  He has no other role with the company.  Furthermore, Mr. Slim has not served on SBC’s board for nearly a year now, and since he resigned, SBC’s overall corporate strategies have continued to evolve.  As a result, new strategies – such as Project Lightspeed and expanding in the enterprise business space – have become well-known publicly.

Q:                                  What is the FCC’s position on the merger?

A:                                   We cannot speculate on the FCC’s position.

Q:                                  We’ve heard reports of AT&T sales reps telling customers that they represent SBC.  What can we do to limit that?

A:                                   Until the merger is complete, SBC and AT&T remain separate companies and competitors, and both must operate in a business-as-usual fashion.  It is inappropriate for employees of either company to suggest that they represent the other in any way.  This fact has been widely communicated.

Q:                                  I worked for AT&T several years ago prior to joining SBC.  Will I be able to bridge my years of AT&T service over to SBC when the merger is complete?

A:                                   Answers to questions like this will not be known until after the merger is complete.

Q:                                  Are there any marketing slicks or other materials that we can email to customers regarding the announcement?

A:                                   Please see the PDF fact sheet posted on the merger information site on Sales One.  This document can be used to address any customer requests.

Q&A for Sales Employees

Q:                                  Is there anything that I can or should be doing differently as it relates to the acquisition?

A:                                   No.  We must continue to treat AT&T as a powerful competitor, and we must continue to win business and succeed in the marketplace with our strong existing strategy and portfolio.  We should continue to focus on our sweet spot and efforts to grow share of wallet with business customers.

Q:                                  When will we know more?

A:                                   We’ll provide details on the process as they become available.

Q:                                  What can I share with my customers?

A:                                   See our separate messages and Q&A for help with customer questions.  Bottom line, we should let them know that we’re committed to delivering the same services and excellent service quality that they’ve come to expect from us.  All public information related to the acquisition is available at the following Web site:  http://sbc.merger-news.com/.  Beyond that, we’re excited about this new opportunity, but cannot comment or speculate on details or timing.

Operational Questions

Q:                                  When will we start integrating with AT&T?

A:                                   Not until the deal closes.  It’s too soon to speculate on exact dates.

Q:                                  Are there rules regarding conversations with AT&T employees?  i.e., should I contact the AT&T representative on my accounts?

A:                                   You should not contact any AT&T representatives on your accounts or prospective accounts unless you do business with, or have ongoing ordinary course of dealing relationships, with AT&T today as a customer, vendor, competitor or in some other capacity.  Also, you should not be calling or talking with anyone at AT&T to discuss the merger.  See above legal requirements for additional detail.

Q:                                  Will SBC start reselling AT&T services?

A:                                   No.

Q:                                  Can we account plan or co-sell with AT&T reps?

A:                                   No.  See above legal requirements for additional detail.

Day-to-Day Scenarios

Q:                                  I am getting calls from AT&T people.  What can I say to them regarding what is going on?

A:                                   Do not speculate or discuss the acquisition with AT&T employees.  Refer them to AT&T management.

Q:                                  When will we have guidelines regarding AT&T partnering on sales opportunities.

A:                                   We’ll have guidelines in place when the acquisition closes.

Q:                                  Can we get a list of speaking points that we can share with our teaming partners (other vendors)?

A:                                   Please see the separate customer-facing key messages document for assistance.

Q:                                  Are there rules regarding what we can/can’t say to our customers about the acquisition?

A:                                   We cannot engage in speculation with customers about the acquisition.  See the attached customer-facing key messages and Q&A for assistance.

Q:                                  Will we have a presentation that we can use to talk about this acquisition?

A:                                   All public information related to the acquisition is available at the following Web site:  http://sbc.merger-news.com/.  These materials include significant background that was shared with financial analysts and the media, including detailed presentations.  Should your customers ask for information, you can refer them to this information as needed.

Rules of Engagement

Q:                                  What are the key messages that we can use to convince current AT&T customers to come over to us now in 2005?

A:                                   We need to continue telling customers about the great SBC strategy and capabilities, just as we have been doing for years.

Post-Merger Structure and Mode of Operation

We know employees have numerous questions about how the company might operate post-merger.  Answers to questions like those listed below will not be known until after the merger is complete.  In the meantime, we should continue to focus on our sweet spot and efforts to grow share of wallet with business customers.

Common Questions:

Q:                                  Who from AT&T is coming over?

Q:                                  Who gets to decide what the new structure will look like?

Q:                                  How will it be determined as to who gets to be the Account Manager on a specific customer when the acquisition is complete?

Q:                                  What compensation plan and structure would be in place?

Q:                                  When will we get information about AT&T reps, their contracts, what they have sold their customers, etc.?

Q:                                  Will there be opportunities and/or mandates to move office locations?

Q:                                  It’s been stated in the newspaper that SBC will be having layoffs. What can I do to be insulate myself from any layoffs in the sales organizations due to overlapping account coverage?

Q:                                  Will team awards, quota, comp plans, benefits be impacted?

Brand

Q:                                  Which brand will we ultimately use, AT&T or SBC, and what process will we use to determine that?

A:                                   Both brands have great value and equity.  We value the heritage and strength of the AT&T brand, which is one of the most widely recognized names worldwide.  Likewise, the SBC brand is widely known and respected, especially in our traditional service area.  With merger completion about a year away, we have the opportunity to conduct extensive market research including focus group studies.  This due diligence will allow us to make a thoughtful and strategic decision regarding the brands.

Product/Network/Offers

Q:                                  What is the exact network coverage area of AT&T?

A:                                   AT&T has a strong national and global network reach.  Their U.S. network coverage is very complimentary to SBC companies’ U.S. assets.  You can find network maps and other background on AT&T’s presence at http://sbc.merger-news.com/.

Q:                                  Are there any AT&T product sets I should position with my customer?

A:                                   No.  We should continue to treat AT&T as a powerful competitor in the marketplace.

Q:                                  How will the merger with AT&T impact our relationship with WilTel?  What happens to the agreement with WilTel when the acquisition of AT&T is complete?

A:                                   We have an alliance agreement with WilTel that we intend to honor.  Until the merger closes, as the agreement specifies, we will use WilTel as our preferred long distance network provider.  At merger closing, we intend to maximize our investment in AT&T.

Q:                                  What happens to our agreement with WilTel when the acquisition of AT&T is complete?

A:                                   We’re currently evaluating how we will maximize our investment in AT&T in light of the requirements of that agreement.

Q:                                  Do we even need WilTel with AT&T’s global and national network? And what happens to the national network SBC has been building?

A:                                   We will continue to evaluate all opportunities to provide the highest quality, most advanced services to our customers at competitive prices.  Obviously, our proposed acquisition of AT&T would be a major step toward achieving those goals.

Q:                                  When can we start to sell AT&T products and services?

A:                                   We will not be able to sell AT&T products and services until after the acquisition closes.

General

Q:                                  What benefit is this to me?

A:                                   Upon closing, this acquisition gets us immediately to a place it would take a long time to get to on our own — especially faster expansion into global data and the enterprise space and a strengthened presence in the United States.  AT&T is the leading provider of products and services to corporations and governments around the nation and the world, and has one of the most advanced, highest-volume IP networks in the industry.  AT&T invested billions of dollars to create that network — just one of many reasons why it serves all of the S&P 500 companies and virtually all of the Fortune 1000. Another is that AT&T shares our tradition of excellent service.

Q:                                  Can we be given information about their national and international backbone so that we can begin to talk to our customers about what we will have?

A:                                   No.  We cannot speculate on or discuss the merger with customers.  We must continue to treat AT&T as a powerful competitor, and we should continue to focus on winning business, whether the competition is AT&T or another competitor.

Q:                                  Will customers be given the opportunity to move from AT&T solutions to SBC solutions and vice versa before their contracts have expired?

A:                                   We will not know this until after the merger is completed.  Nothing can or should be done before then.  In the meantime you should continue to sell SBC’s outstanding services and products.

Q:                                  Should I target AT&T customers now, or should we take a pass at those since they will be coming over anyway?

A:                                   We should continue to focus on our sweet spot and efforts to grow share of wallet with business customers.

Q:                                  When can we expect this deal to get done?

A:                                   Mr. Whitacre has said he expects the deal to close in late 2005 or early 2006.

Q:                                  What is the SBC position on the planned Verizon-MCI merger?

A:                                   The announcement is additional confirmation that the telecommunications industry is taking the logical next step in its evolution. Companies that want to compete coast-to-coast and around the world are combining to create the size, scale and product scope needed to be effective. SBC will continue to lead this transformation, and customers will be the winners.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

# # #

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.